SECURITIE 02021200 ISSION

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SEC FILE NUMBER
8- 44201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Century Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Merchant Street, Suite 750

(No. and Street)

Honolulu	Hawaii	96813
(City)	(State)	(Zip Code)

RECD S.E.C. MAR - 6 2002 513

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fletcher S. Howe, President and CEO — (808) 537-8448

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name — *if individual, state last, first, middle name*)

2400 Pauahi Tower, 1001 Bishop Street,	Honolulu,	Hawaii	96813-3429
(Address)	(City)	(State)	Zip Code)

PROCESSED MAY 23 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FINANCIAL STATEMENTS

Pacific Century Investment Services, Inc.
For the year ended December 31, 2001
with Report of Independent Auditors

Oath or Affirmation

I, Fletcher Howe, swear that, to the best of my knowledge an belief, the accompanying financial statements and supporting schedules pertaining to Pacific Century Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

LS.

Subscribed and sworn
to before me this

28th day of February, 2002

Notary Public JUDY M. KANBE
Notary Public, State of Hawaii
My commission expire 4.21.02

This report contains:

- ☒ (a) Facing page
- ☒ (b) Statements of financial condition
- ☒ (c) Statements of operations
- ☒ (d) Statements of cash flows
- ☒ (e) Statements of changes in stockholder's equity
- ☐ (f) Statements of changes in liabilities subordinated to claims of general creditors
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☒ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

Pacific Century Investment Services, Inc.

Financial Statements

For the year ended December 31, 2001

Contents

ERNST & YOUNG LLP

2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: 808 531 2037

Report of Independent Auditors

The Board of Directors
Pacific Century Investment Services, Inc.

We have audited the accompanying statement of financial condition of Pacific Century Investment Services, Inc. (the "Company") as of December 31, 2001, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial

statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2002

Pacific Century Investment Services, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 3,502,187
Cash maintained at correspondent broker-dealer	35,000
Commissions receivable from broker-dealers and clearing organizations	428,122
Due from parent for income taxes	131,997
Premises and equipment, net of accumulated depreciation and amortization	115,685
Other assets	27,892
Total assets	$ 4,240,883
Liabilities and stockholder's equity	
Due to parent	$ 720,697
Accrued expenses and other liabilities	369,920
Total liabilities	1,090,617
Stockholder's equity:	
Common stock, $10 par value, authorized, issued and outstanding 50,000 shares	500,000
Additional paid-in capital	2,200,000
Retained earnings	450,266
Total stockholder's equity	3,150,266
Total liabilities and stockholder's equity	$ 4,240,883

See accompanying notes.

Pacific Century Investment Services, Inc.

Statement of Income

Year ended December 31, 2001

Revenues	
Commissions	$ 4,609,258
Annuity fee income	6,286,501
Interest income	100,764
Other income	27,833
Total revenues	11,024,356
Expenses	
Salaries, commissions and employee benefits	5,859,874
Broker charges	728,960
Occupancy and equipment	402,940
General and administrative	1,073,591
Total expenses	8,065,365
Income before for provision for income taxes	2,958,991
Provision for income taxes	1,202,076
Net income	$ 1,756,915

See accompanying notes.

Pacific Century Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2000	$ 500,000	$ 2,200,000	$ 693,351	$ 3,393,351
Net income	-	-	1,756,915	1,756,915
Cash dividend paid	-	-	(2,000,000)	(2,000,000)
Balances at December 31, 2001	$ 500,000	$ 2,200,000	$ 450,266	$ 3,150,266

See accompanying notes.

Pacific Century Investment Services, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 1,756,915
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	89,319
Changes in operating assets and liabilities:	
Commissions receivable from broker-dealers and clearing organizations	(47,400)
Due from parent for income taxes	240,042
Other assets	(22,226)
Due to parent	62,011
Accrued expenses and other liabilities	156,690
Net cash provided by operating activities	2,235,351
Investing activities	
Net purchases of equipment	(52,764)
	(52,764)
Financing activities	
Cash dividends	(2,000,000)
	(2,000,000)
Increase in cash and cash equivalents	182,587
Cash and cash equivalents at beginning of year	3,319,600
Cash and cash equivalents at end of year	$ 3,502,187

See accompanying notes.

1. Organization and Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business

Pacific Century Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the National Association of Securities Dealers and Securities Investor Protection Corporation. The Company provides access to a broad range of investments through major financial markets including the New York Stock Exchange, American Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity and other pension products under a sub-agent agreement with a general agency.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund and totaled $2,571,896 at December 31, 2001.

Premises and Equipment

Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets ranging from three to ten years.

1. Organization and Description of Business and Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related broker clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred.

2. Service Agreement

The Company has a service agreement with Fiserv Securities, Inc. to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,892,963, which was $1,642,963 in excess of its required net capital of $250,000. The Company's net capital ratio was .58 to 1 at December 31, 2001.

The Company had no subordinated debt at December 31, 2001 or at any time during the year then ended.

4. Related Party Transactions

The Company maintains a non-interest bearing demand account with Bank of Hawaii. Bank of Hawaii also pays certain personnel and operating costs on behalf of the Company. These expenses are reimbursed by the Company to Bank of Hawaii the following month. Other expenses such as intercompany services and furniture and equipment are allocated to the Company based on actual costs.

5. Premises and Equipment

At December 31, 2001, premises and equipment consisted of the following:

Premises	$ 21,361
Equipment	357,098
	378,459
Less: Accumulated depreciation and amortization	(262,774)
	$ 115,685

6. Income Taxes

The Company files consolidated federal income tax and State of Hawaii franchise tax returns with Bank of Hawaii's parent company, Pacific Century Financial Corporation (Pacific Century) and affiliated companies. Income taxes are provided based upon the taxable income or loss of each entity in the group. Pacific Century's tax sharing policy provides for the settlement of income taxes between each entity as if each entity had filed a separate return. Payments are made to Pacific Century by each entity with current tax liabilities, and each entity which generates current tax benefits receives payments for the benefits as used.

The Company paid $1,231,657 to Pacific Century for income taxes during 2001.

7. Profit-Sharing, Retirement and Postretirement Benefits Plans

Eligible employees of the Company participate in Pacific Century's deferred compensation profit-sharing plan (the "Profit-Sharing Plan"). The Profit-Sharing Plan covers all employees of Pacific Century and its participating subsidiaries who have met the eligibility requirements. Contributions to the Profit-Sharing Plan are at the sole discretion of Pacific Century's Board of Directors. For the year ended December 31, 2001, the Company was allocated $142,000 in Profit-Sharing Plan expense.

The Profit-Sharing Plan also provides for a company match of $1.25 for each $1.00 in 401(k) contributions made by qualified employees up to a maximum of 2% of the employee's compensation. For the year ended December 31, 2001, the Company was allocated $88,000 in 401(k) matching expense.

Pacific Century has a defined contribution money purchase plan (the "Money Purchase Plan") under which it contributes 4% of an employee's compensation for employees meeting certain eligibility and vesting requirements. For the year ended December 31, 2001, the Company was allocated $160,000 in Money Purchase Plan expense.

In 1995, Pacific Century froze its non-contributory, qualified defined-benefit retirement plan and excess retirement plan, which covered employees of Pacific Century and participating subsidiaries who met certain eligibility requirements. Pacific Century's funding policy is to contribute annually an amount that falls within the minimum and maximum range deductible for income tax purposes.

Qualifying retirees of the Company may participate in Pacific Century's Postretirement Benefit Plan which provides group life, dental and medical insurance coverage. The cost of providing postretirement benefits are "shared costs" where both the employer and former employee pay a portion of the premium. Pacific Century recognizes the transition obligation over 20 years. Pacific Century has no segregated assets to provide postretirement benefits.

8. Operating Leases

The Company leases certain computer equipment and related data services on a month-to-month basis.

The Company leases office space from Bank of Hawaii on a month-to-month basis. Rent expense for the year ended December 31, 2001 was approximately $221,000 and is included in occupancy and equipment expense.

Schedule I

Pacific Century Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital		
Total stockholder's equity qualified for net capital	$	3,150,266
Deductions and/or charges:		
Nonallowable assets:		
Cash deposited with parent		930,291
Due from parent for income taxes		131,997
Premises and equipment, net of accumulated depreciation and amortization		115,685
Other assets		27,892
		1,205,865
Net capital before haircuts on securities positions (tentative net capital)		1,944,401
Haircuts on money market funds		(51,438)
Net capital	$	1,892,963
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to parent	$	720,697
Accrued expenses and other liabilities		369,920
Total aggregate indebtedness	$	1,090,617
Computation of Basic Net Capital Requirement		
Minimum net capital required (6.6667% of total aggregate indebtedness)	$	72,707
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above two minimum requirement amounts)	$	250,000
Net capital in excess of required minimum	$	1,642,963
Excess net capital at 1,000 percent	$	1,783,901
Ratio: Aggregate indebtedness to net capital		.58 to 1

Schedule I

Pacific Century Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2001):		
Excess as reported in Company's Part II FOCUS report	$	1,642,963
Audit adjustments		-
Excess per above computation	$	1,642,963

Schedule II

Pacific Century Investment Services, Inc.

Statement Regarding Rule 15c3-3

As of December 31, 2001

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Fiserv Securities, Inc.

ERNST & YOUNG LLP

2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: 808 531 2037

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Pacific Century Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Century Investment Services, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications, and comparisons, (ii) recordation of differences required by rule 17a-13 (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2002